[SUN LETTERHEAD]

March 31, 2009

                Via EDGAR and facsimile at 703-813-6984

Mr. Jerard Gibson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Sun Communities, Inc. (the “Company”)

Registration Statement on Form S-3

Registration No. 333-156618 (“Registration Statement”)

Dear Mr. Gibson:

Pursuant to Rule 461, request is hereby made that the Registration Statement be declared effective on Tuesday, March 31, 2009, or as soon as practicable thereafter. The undersigned acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1671131.04

The undersigned is aware of the responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced registration statement.

Very truly yours,

SUN COMMUNITIES, INC.

By:	/s/ Karen J. Dearing

Karen J. Dearing, Executive Vice President,

Chief Financial Officer, Treasurer and Secretary

1671131.04